UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

(Check one).     Form 10-K☒    Form N-CSR☐    Form 10-Q☐    Form 20-F☐
                         Form 10-D☐    Form 11-K☐    Form N-SAR☐

                         For Period Ended: March 31, 2014

                         Form 10-K☐
                         Form 20-F☐
                         Form 11-K☐
                         Form 10-Q☐
                         Form N-SAR☐

                         For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMERICATOWNE Inc.
(Full Name of Registrant)

353 E. Six Forks Road, Suite 270, Raleigh, North Carolina 27609
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmericaTowne, Inc. (the "Company") is unable to file, without unreasonable effort or expense, its 2014 Yearly Report on Form 10-K for the period ended December 31, 2014 (the "Form 10-K"). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-K and in order to permit the Company's independent registered public accounting firm to complete its review of the unaudited condensed consolidated financial statements included in the Form 10-K. The Company intends to file the Form 10-K by or before April 14, 2015.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alton Perkins	(888)	406-2713
__________________	__________________	__________________
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑  Yes ☐  No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑  Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 2, 2015, the Company filed a Form 8-K commonly referred to as a "Super 8-K" setting forth numerous materially definitive agreements, details related to the completion of acquisition of assets, sales of equity securities, changes in control, changes in shell company status and updated financial statements and exhibits. The information contained in such Form 8-K, including the exhibit filed as part thereof, is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICATOWNE, INC.

By: /s/Alton Perkins
Alton Perkins
Chairman of the Board, President, Chief Executive
Officer, Chief Financial Officer, Secretary
Dated: March 31, 2015